[Medical Nutrition USA, Inc. letterhead]


[GRAPHIC OMITTED]     Medical Nutrition USA, Inc.
                      10 West Forest Avenue, Englewood, NJ 07631




                                           May 8, 2006



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

      Attention:  Mark K. Brunhofer
                  Staff Accountant

      Re:   Medical Nutrition USA, Inc. (the "Company")
            Item 4.01 Form 8-K Filed April 28, 2006
            File No. 000-18349

Dear Mr. Brunhofer:

        We are in receipt of your letter dated May 1, 2006 with respect to the above-referenced Form 8-K. Below is our response to the comments in that letter.

        In connection with this response to the Staff's comments to our Form 8-K, we acknowledge that:

        1. We are responsible for the adequacy and accuracy of the disclosure in the filing;

        2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        3. We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 4.01(a)
------------

SEC Comment No. 1:

        1. Please amend the third paragraph of your filing to cover the interim period from the date of your last audited financial statements through the date your former accountant declined to stand for re-appointment as required by Item 304(a)(1)(iv) of Regulation S-B.

Securities and Exchange Commission
May 8, 2006
Page 2



Medical Nutrition USA's Response:

        On May 3, 2006, we filed a Form 8-K/A with an amended third paragraph that covers the interim period from the date of our last audited financial statements through the date our former accountant declined to stand for re-appointment.

SEC Comment No. 2:

        2. Please file as exhibit 16 an updated letter from your former accountant, indicating whether or not they agree with your revised disclosures in your amended Form 8-K as required by Item 304(a)(3) of Regulation S-B.

Medical Nutrition USA's Response:

        The Form 8-K/A referred to above included an updated letter from our former accountant as Exhibit 16.

        If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (800) 221-0308.

                                        Very truly yours,



                                        /s/ FRANCIS A. NEWMAN
                                        -----------------------
                                        Francis A. Newman
                                        Chief Executive Officer

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